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EXHIBIT 20

Investor Contacts:                                  MEDIA CONTACT:

Victor L. Campbell       Lee A. Wood                Lindy B. Richardson
502/572-2173 or         502/572-2115                502/572-2153
615/320-205


COLUMBIA/HCA RECORDS SECOND QUARTER EARNINGS PER SHARE GROWTH OF 22% WITH EPS FROM CONTINUING OPERATIONS REPORTED AT $0.60

        Same-Hospital Operating Statistics Up From Prior Year



     Louisville, KY, July 28, 1994 -- Columbia/HCA Healthcare
Corporation (NYSE:COL) today announced operating results for the second quarter ended June 30, 1994. Results for the quarter exceeded expectations due to growth in same-hospital utilization and financial performance, the impact of recent debt refinancings, and the realization of anticipated merger synergies.

     Columbia/HCA's earnings per share from continuing operations increased 22% to $.60 for the second quarter ended June 30, 1994, compared to earnings per share of $0.49 for the second quarter of 1993. Net revenues for the second quarter of 1994 totaled $2.7 billion, up 6% from $2.5 billion in the second quarter of 1993. Operating income in the second quarter rose 10% to $543 million, up from $496 million last year.

     Columbia/HCA's same-hospital admissions increase 1.1% during the second quarter of 1994, continuing the trend seen in the first quarter. Same-hospital outpatient visits rose 22% over the second quarter of 1993, primarily as a result of expanding home health and other ancillary outpatient services.

     "Columbia/HCA's earnings growth in the second quarter reflects a combination of operating improvements and the realization of anticipated merger synergies," said David T. Vandewater, Chief Operating Officer of Columbia/HCA. "Our focus on labor and supply costs improved our operating margin this quarter to 20.2% compared to 19.5% in the second quarter of 1993."

     "The debt refinancings accomplished in late 1993 and thus far in 1994 have significantly reduced interest expense," said David C. Colby, Columbia/HCA's Chief Financial Officer. "In addition, Columbia/HCA has continued to generate strong cash flow as evidenced by the fact that the ratio of debt to total capitalization improved from 51.6% at year end to 49.5% at June 30, 1994. In the first half of 1994, the Company has expended significant amounts related to its capital expenditure and acquisition programs while reducing debt by $42 million."

     Richard L. Scott, President and Chief Executive Officer of Columbia/HCA, added that "We continue to be successful as we create efficient, quality-focused healthcare delivery systems in our markets. The commitment of our local market management teams in custom designing provider networks for their communities is at the base of our success. The expected third quarter completion of the Medical Care America acquisition will continue to add needed surgical facilities to many of our markets, enabling Columbia/HCA to enhance local services."

     The following table highlights the consolidated operating results of Columbia/HCA for the second quarter and six months ended June 30, 1994 and 1993, and reflects non-recurring items and discontinued operations for the respective periods:


                                  Columbia/HCA Consolidated Operating Results
                                 (Dollars in Millions, Except Per Share Amounts)


                                          Second Quarter                     Six Months
                                       1994     1993    % Change        1994     1993  % Change

Revenues ..........................  $2,689   $2,536          6%      $5,467    $5,190      5%
Operating income (a)...............    $543     $496         10%      $1,146    $1,053      9%

Net income:
 Continuing operations:
   Excluding non-recurring items...    $205     $166         24%       $444       $371     20%
   Non-recurring items (net of tax)       -        -                   (102)        -
 Discontinued operations ..........       -        -                      -        16
 Loss on extinguishment of debt ...       -        -                    (92)        -

      Net income ..................    $205     $166                   $250      $387

Earnings per common share:
 Continuing operations:
  Excluding non-recurring items ...   $0.60    $0.49         22%      $1.30     $1.10      18%
  Non-recurring items .............       -        -                  (0.30)        -
 Discontinued operations ..........       -        -                      -      0.04
 Loss on extinguishment of debt ...       -        -                  (0.27)        -

      Net income ..................   $0.60    $0.49                  $0.73     $1.14

Shares used in earnings per
 share computations (000) ......... 342,103  338,544                341,862   338,165




(a)Income from continuing operations before non-recurring transactions, depreciation and amortization, interest expense, minority interests and income taxes.
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             Columbia/HCA Healthcare Corporation is the nation's largest healthcare services provider, with 196 acute-care and specialty hospitals in 26 states, England and Switzerland, employing approximately 130,000 people. Columbia/HCA recently announced plans to create innovative strategic partnerships with prominent healthcare providers, such as Crawford Long Hospital of Emory University in Atlanta and Southwest Texas Methodist Hospital in San Antonio, to enhance local delivery networks. With its comprehensive approach, Columbia/HCA meets the healthcare needs of its communities in a cost-effective, quality manner.